Exhibit 3.233

AMENDED AND RESTATED

GENERAL PARTNERSHIP AGREEMENT OF

NASHVILLE SHARED SERVICES GENERAL PARTNERSHIP

The undersigned parties being all of the partners (the “Partners”) of Nashville Shared Services General Partnership (the “Partnership”), a Delaware general partnership, hereby agree that the ownership interests in the Partnership are as follows:

Name and Address	Percent Ownership
HSS Systems, LLC
One Park Plaza
Nashville, Tennessee 37203	97%

HSS Systems VA, LLC
One Park Plaza
Nashville, Tennessee 37203	1%

HSS Virginia, L.P.
One Park Plaza
Nashville, Tennessee 37203	1%

HTI Hospital Holdings, Inc.
One Park Plaza
Nashville, Tennessee 37203	1%

None of the Partners shall be required to make any additional contribution of capital to the Partnership, although the Partners may from time to time agree to make additional contributions to the Partnership.

The Partnership may engage in any lawful business permitted by the Delaware Revised Uniform Partnership Act (the “Act”), including without limitation, acquiring, owning, operating, selling, leasing, and otherwise dealing with real property and healthcare related businesses.

The address of the principal office of the Partnership is One Park Plaza, Nashville, Tennessee 37203, and the books and records of the Partnership shall be retained at the principal office.

The Partnership shall be terminated and dissolved upon the mutual agreement of the Partners.

Prior to the dissolution of the Partnership, no Partner shall have the right to receive any distributions of or return of its capital contribution. All distributions and all allocations of income, gains, losses and credits shall be made in accordance with the ownership percentage of each Partner.

Each Partner acting individually has the right and full power and authority to manage, control, conduct and operate the day-to-day business of the Partnership. All Partners must approve matters related to business outside the day-to-day business of the Partnership. The Partners may approve such actions in a meeting of all Partners or by unanimous written consent.

The Partnership shall indemnify and hold harmless the Partners, and their partners, managers, employees, agents and representatives and the officers, directors, employees, agents and representatives of its partners to the fullest extent permitted by the Act.

None of the Partners shall be permitted to withdraw from the Partnership or transfer, assign, or pledge their interests in the Partnership without the prior consent of the other Partners, which consent may be withheld in such Partner’s sole discretion.

This General Partnership Agreement may be amended upon the mutual consent of all Partners. Any such amendment may amend and/or restate this General Partnership Agreement in its entirety and may add and/or substitute partners and reallocate the percent ownership set forth above in the sole and absolute discretion of the General Partners.

The Partners hereby agree that all other terms of the Partnership be controlled and interpreted in accordance with the Act.

Executed this 30th day of August, 2007, but effective as of November 1, 2006.

HSS Systems VA, LLC

By:	/s/ Dora A. Blackwood
Dora A. Blackwood, Vice President and Secretary

HSS Holdco, LLC

By:	/s/ Dora A. Blackwood
Dora A. Blackwood, Vice President and Secretary

HTI Hospital Holdings, Inc.

By:	/s/ Dora A. Blackwood
Dora A. Blackwood, Vice President and Secretary

HSS Virginia, L.P

By:	HSS Systems VA, LLC, its general partner

By:	/s/ Dora A. Blackwood
Dora A. Blackwood, Vice President and Secretary